

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-mail</u>
Larissa Zabelina
Chief Executive Officer
Ultimate Novelty Sports Inc.
#245 – 371 Front Street West
Toronto, ON MSV 3S8

> **Re:** **Ultimate Novelty Sports Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 24, 2012**
> **File No. 333-179280**

Dear Ms Zabelina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 3 of our comment letter dated February 24, 2012. Please revise the cover page, the related risk factor and the plan of distribution to disclose, if accurate, that your officers and directors will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the shares for working capital, collateral for company borrowings or other purposes.

<u>Executive Compensation, page 29</u>

2.   We note your response to comment 8 of our comment letter dated February 24, 2012. Please revise the footnote to the summary compensation table to indicate that the arrangement has now been formalized by written agreements.

Exhibit 5, Legal Opinion

3.   We note your response to comment 10 of our comment letter dated February 24, 2012. We further note the disclosure in the prospectus that states that all funds received prior to the minimum of $35,000 being raised will be deposited into a separate account but that no shares will be issued or sold unless the minimum offering amount is raised. Accordingly, please explain why the opinion indicates that the shares will be legally issued, fully paid, and non-assessable when the company "deposits the funds in the Company's bank account."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration

Larissa Zabelina
Ultimate Novelty Sports Inc.
June 1, 2012
Page 3

statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jennifer Monick, accounting reviewer, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Diane Harrison
        Harrison Law, P.A.